================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K
(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended MARCH 31, 2000; or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ____________ to ____________


COMMISSION FILE NUMBER 001-13889
                       ---------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             MACDERMID, INCORPORATED
                               245 Freight Street
                            Waterbury, CT 06702-0671

REQUIRED INFORMATION

In accordance with the rules to Form 11-K, attached as Appendix 1 to this Form 11-K are the plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent accountant on a full scope basis.

EXHIBITS

23.1     Consent of KPMG LLP


================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             MACDERMID, INCORPORATED PROFIT
                                             SHARING AND EMPLOYEE STOCK
                                             OWNERSHIP PLAN

                                             By: MACDERMID, INCORPORATED



Date  October 13, 2000                       By:   /s/ Frank Montiero
     ------------------                         --------------------------------
                                                 Frank Montiero,
                                                 Member, MacDermid Benefit Plans
                                                 Administration Committee

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN
                 (formerly known as the MacDermid, Incorporated
                          Employee Profit Sharing Plan)

                 Financial Statements and Supplemental Schedule

                             March 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN



                                Table of Contents


                                                                            Page

Independent Auditors' Report                                                   1

Statements of Net Assets Available for Plan Benefits at March 31, 2000
    and 1999                                                                   2

Statements of Changes in Net Assets Available for Plan Benefits for the
    years ended March 31, 2000 and 1999                                        3

Notes to Financial Statements                                                  4


Schedule

1 - Schedule of Assets Held for Investment Purposes at End of Year            10


Note: Schedules of reportable transactions, nonexempt transactions, loans or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee Retirement Income Security Act of 1974 and Department of Labor Regulations have not been included herein as the information is not applicable.

                          INDEPENDENT AUDITORS' REPORT


Plan Administrator
MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan Waterbury, Connecticut:


We have audited the accompanying statement of net assets available for plan benefits of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of March 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the years ended March 31, 2000 and 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of March 31, 2000 and 1999 and the changes in net assets available for plan benefits for the years ended March 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                           /s/ KPMG LLP
Hartford, Connecticut
July 14, 2000

                     MACDERMID, INCORPORATED PROFIT SHARING
                       AND EMPLOYEE STOCK OWNERSHIP PLAN

              Statement of Net Assets Available for Plan Benefits

                            March 31, 2000 and 1999


                                               Assets                                  2000             1999
                                                                                  ---------------- ---------------
MacDermid common stock                                                            $    85,917,558     130,815,052
Other investments (note 5)                                                             64,902,218      30,358,438
                                                                                  ---------------- ---------------
       Total investments                                                              150,819,776     161,173,490

Employer contribution receivable                                                                -         436,345
                                                                                  ---------------- ---------------
       Net assets available for plan benefits                                     $   150,819,776     161,609,835
                                                                                  ================ ===============


                See accompanying notes to financial statements.

                      MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                       Years ended March 31, 2000 and 1999

                                                                                           2000              1999
                                                                                      ----------------  ----------------
Dividends:
    MacDermid common stock                                                             $      275,065           230,500
    Other securities                                                                        2,565,127           565,496
                                                                                      ----------------  ----------------
                                                                                            2,840,192           795,996
Interest                                                                                           --           282,425
Interest on participants loans                                                                214,273           189,296
                                                                                      ----------------  ----------------
      Total interest and dividends                                                          3,054,465         1,267,717
                                                                                      ----------------  ----------------
Net appreciation (depreciation) (note 7)                                                           --
    MacDermid common stock                                                                (21,562,682)       24,823,143
    Other securities                                                                           31,940           320,197
                                                                                      ----------------  ----------------
                                                                                          (21,530,742)       25,143,340
                                                                                      ----------------  ----------------
      Total investment income (loss)                                                      (18,476,277)       26,411,057

Rollover                                                                                      204,575           541,974
Employer                                                                                    1,032,186         1,086,415
Employee - after tax                                                                          101,939         1,005,759
Employee - before tax                                                                       1,356,690           401,748
KSOP                                                                                        2,030,327           978,555
                                                                                      ----------------  ----------------
      Total additions                                                                     (13,750,560)       30,425,508
                                                                                      ----------------  ----------------
Distributions to participants                                                             (22,331,684)      (36,888,580)
Administrative expenses                                                                        (9,801)          (25,201)
Forfeitures                                                                                   (27,358)         (209,783)
                                                                                      ----------------  ----------------
      Total deductions                                                                    (22,368,843)      (37,123,564)
                                                                                      ----------------  ----------------
Net decrease prior to transfers                                                           (36,119,403)       (6,698,056)
Transfer from MacDermid Imaging 401k Plan                                                          --        15,556,063
Tranfer from Canning Gumm 401K Plan                                                         3,031,472                --
Transfer from W. Canning Inc. 401K Plan                                                       956,762                --
Transfer from Polyfibron Technologies Inc. Savings and Investement Plan                    21,341,110                --
                                                                                      ----------------  ----------------
Net increase (decrease)                                                                   (10,790,059)        8,858,007

Net assets available for plan benefits:
    At beginning of period                                                                161,609,835       152,751,828
                                                                                      ----------------  ----------------
    At end of period                                                                   $  150,819,776       161,609,835
                                                                                      ================  ================


                See accompanying notes to financial statements.

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                            March 31, 2000 and 1999


(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on an accrual basis. Current values of investments are determined using quoted market prices and current yields. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average cost basis.

       (b)    TRUST FUND

              Fleet National Bank was the Trustee of the Plan through December 31, 1998. As of January 1, 1999, Fleet National Bank was replaced by Prudential Investment Services as Trustee. Under the terms of a trust agreement between the Trustee and the MacDermid, Incorporated Employees Profit Sharing and Employee Stock Ownership Plan (the Plan), the Trustee manages a trust fund on behalf of the Plan. The Plan Trustee has discretionary authority concerning purchases and sales of investments in the trust fund. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee as having been determined through the use of current values for all assets and liabilities.

       (c)    PLAN MERGERS

              During the 2000 plan year, the Company, as a result of acquisitions, merged the following plans into the Plan: Canning Gumm 401K Plan, W. Canning 401K Plan, and the Polyfibron Technologies, Inc. Savings and Investment Plan.

              On January 1, 1998, MacDermid Incorporated merged its wholly owned subsidiary MacDermid Imaging Technology, Inc. into the parent organization. As a result, the MacDermid Imaging Technology, Inc. 401(k) and Profit Sharing Plan was merged into the Plan effective January 1, 1999.

       (d)    USE OF ESTIMATES

              The  preparation  of  financial   statements  in  conformity  with
              generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (e)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.


                                        4                            (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                            March 31, 2000 and 1999


(2)    PLAN PROVISIONS

       The Plan, as amended and restated, is a defined contribution plan sponsored by MacDermid, Incorporated (the Company).

       Effective January 1, 1999, the ESOP provision of the plan was changed to allow participants to contribute to the plan using pre-tax dollars to purchase company stock. This provision is referred to as a KSOP.

       Under the terms of the Plan, employees who have completed three months of service are eligible to contribute under the KSOP, 401(k) and after-tax options. Participating employee may elect to have up to 8% of pre-tax wages contributed to the Plan under the 401(k ) option, and up to 7% of pre-tax wages under the KSOP provision. Participating employees may elect to have up to 3% deducted from their after-tax wages and invested in the same investment options as the 401(k) arrangement. The Company will match 50% of the employee's KSOP contribution, up to a maximum of 3.5% of the employee's compensation. Employees may elect to make pre-tax contributions up to the IRS limit of $10,500 in 2000 ($10,000 in 1999). Invested in the same investment options as the 401(k) arrangement.

       The Company may make profit-sharing contributions to the Plan. This is a discretionary contribution determined by the Board of Directors. In order to be eligible for the profit-sharing contributions, employees must be at least 21 years of age and have completed five months of service.
       Employees will be eligible for profit sharing as of the March 1st subsequent to their completion of the above requirements. Profit sharing contributions were $0 and $484,164 for the years ended March 31, 2000 and 1999, respectively.

       Employees vest immediately as to their contributions. Full vesting with respect to the Company's contributions requires five years of credited service, except that full vesting will apply when an employee attains age 55, dies or becomes totally disabled. Any forfeited amounts related to the maximum additional 3.5% of compensation allocated to the MacDermid, Inc. Stock Fund are used to reduce the cash contribution required by the Company in the following year. At March 31, 2000 and 1999 forfeited amounts to be used to reduce future employer contributions totaled $66,304 and $47,818, respectively. All other forfeitures are allocated on a pro rata basis to Plan participants with at least one year of participation in the Plan based on eligible compensation. Forfeitures used to reduce the cash contribution were $47,818 and $68,060 during the years ended March 31, 2000 and 1999, respectively.

       Distribution of  participants'  accounts upon separation shall be paid in
       (a) a lump sum, or (b) equal installments over a period not to exceed 15 years. If the nonforfeitable balance does not, and did not at the time of any prior distribution, exceed $5,000, the participant's account shall be distributed in a lump-sum.


                                        5                            (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                            March 31, 2000 and 1999


       The Company expects to continue the Plan indefinitely, but necessarily reserves the right to amend, modify or terminate the Plan at any time. If it is necessary to discontinue the Plan, the assets in the Trust Fund will be used to provide benefits in accordance with the provisions of the Plan document.


(3)    FEDERAL INCOME TAXES

       The  Plan has  received  a tax  determination  letter  from the  Internal
       Revenue Service (IRS) dated July 13, 1995 indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) and is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC.

       Plan participants are taxed on plan benefits at the time of distribution to the extent such distribution exceeds a participant's post-tax contribution to the Plan. Effective January 1, 1993, the Plan withholds the mandatory 20% federal tax from all taxable distributions which are not direct rollovers. The tax consequences to the participant will depend on the type of distribution (lump sum, annuity or installments).


(4)    INVESTMENT PROGRAMS

       Plan participants may elect among fifteen separate investment funds in which to have their contributions and a portion of the Company's contributions invested. Company contributions in excess of 5% of a participant's annual salary must be invested in the Employer Stock Fund. The fifteen investment funds as of March 31, 2000 are as follows:

       (1) MACDERMID COMPANY STOCK FUND (MRD) - This fund consists primarily of common stock of the Company.

       (2) PRUDENTIAL MONEY MART ASSETS FUND A (PBMXX) - This fund seeks to provide maximum current income consistent with stability of capital and maintenance of liquidity.

       (3) PRUDENTIAL EQUITY FUND A (PBQAX) - This fund's primary objective is to seek long-term growth of Capital by investing in common stocks of major established corporations.

       (4)     PRUDENTIAL  GLOBAL  TOTAL  RETURN  FUND A (GTRAX)  - This  fund's
               primary   objective  is  to  seek  current   income  and  capital
               appreciation.

       (5) GOLDMAN SACHS GOVERNMENT INCOME FUND A (GSGOX) - This fund seeks income through investment in U.S. Government securities and related repurchase agreements.

                                        6                            (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                            March 31, 2000 and 1999


       (6) PRUDENTIAL EQUITY INCOME A (PBEAX) - This fund seeks both current income and Capital appreciation by investing in various assets of domestic and foreign origin.

       (7) PIMCO LOW DURATION FUND A (PTLAX) - This fund seeks total return and normally invests in debt with an average duration between one and three years.

       (8) AIM BALANCED FUND A (AMBLX) - This fund seeks total return and invests in both equities and investment grade fixed income securities.

       (9) KEMPER DREMAN HIGH RETURN EQUITY A (KDHAX) - This fund seeks total return and invests primarily in common stocks that pay high dividends relative to the dividend yield of the S&P 500 Index.

       (10) OPPENHEIMER QUEST VALUE A (QFVFX) - This fund seeks capital appreciation and invests in companies that are judged to be undervalued relative to assets, earnings, growth potential and cash flows.

       (11) PRUDENTIAL STOCK INDEX FUND Z (PSIFX) - The fund seeks to replicate the performance of the S&P 500 Index by investing in companies that appear in the Index.

       (12) VAN KAMPEN AMERICAN VALUE FUND A (MSAVX) - This fund seeks long term return by investing in companies with market capitalizations of $1 billion or less.

       (13) PRUDENTIAL EUROPE GROWTH FUND A - This fund seeks long term growth of capital by investing in equities issued in European countries.

       (14) PRUDENTIAL GLOBAL GROWTH FUND A (PRGAX) - This fund seeks long term capital growth with income becoming secondary. The fund invests in domestic and foreign common stocks.

       (15) PIMCO TOTAL RETURN FUND A (PTTAX)- This fund seeks to provide maximum total return, taking into consideration income and capital appreciation potential. It maintains a portfolio consisting primarily of intermediate-term, high quality fixed income securities.

       Participants may elect to transfer amounts from one investment fund to another, up to once per day, using a voice mail response system.


                                        7                            (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                            March 31, 2000 and 1999

(5)    INVESTMENTS

       In September 1999, The American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ended after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended March 31, 2000. Accordingly, information previously required to be disclosed about participant directed fund investment programs is not presented in the Plan's financial statements for the year ended March 31, 2000. The Plan's financial statements for the year ended March 31, 1999 have been reclassified to conform with the current year's presentation.

       The following table represents the cost and fair value of investments. Investments that represent 5% or more the Plan's net assets are separately identified:

                                                       March 31, 2000                    March 31, 1999
                                               -----------------------------   ------------------------------
                                                  Cost            Value            Cost          Fair value
                                               ------------   -------------    ------------   ---------------
      MacDermid common stock                   $ 35,215,455      85,917,558      25,458,888       130,815,052
      Norwest Stable Value Fund                          --              --       9,918,176        10,121,617
      Prudential Money Mart
          Assets Fund A                          20,124,518      20,124,518              --                --
      Prudential Stock Index Fund Z               8,481,862       9,259,846              --                --
      Prudential Equity Fund A                    8,853,665       8,677,092              --                --
      Other funds                                27,193,705      26,840,762     20,288,5220        20,236,781
                                               ------------   -------------    ------------   ---------------
                                               $ 99,869,205     150,819,776      55,665,586       161,173,450
                                               ============   =============    ============   ===============

(7)    NET APPRECIATION (DEPRECIATION)

       During the years ended March 31, 2000 and 1999, the Plan's investments (including investments bought and sold, as well as investments held during the year) appreciated (depreciated) as follows:

                                                      Net Appreciation
                                                (depreciation) in fair value
                                             ----------------------------------
                                                   2000              1999
                                             ----------------   ---------------

   Common stocks - MacDermid Inc.             $  (21,562,682)       24,823,143
   Other securities                                   31,940           320,197
                                             ----------------   ---------------

                                              $  (21,530,742)       25,143,340
                                             ================   ===============



                                        8                            (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                            March 31, 2000 and 1999



(8)    PARTICIPANT NOTES RECEIVABLE

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 8.75% to 10.50% at March 31, 2000. Principal and interest is paid ratably through regular payroll deductions.


(9)    PARTICIPANT VALUATIONS

       In reconciling the year-end balances, it was discovered there was a discrepancy in the price used in valuing certain assets in the Trust and the participants' account balances. This discrepancy, in MacDermid Inc. common stock, was caused by an error in the program used to determine the daily unit value for participant accounts.

       Fleet Bank repriced the units and reprocessed the participants' accounts before being removed as Trustee on December 31, 1998. The calculated shortfall was approximately $20,000 with the Plan being made whole before the assets in the trust were transferred to Prudential Investment Services, the new trustee.

                      MACDERMID INCORPORATED PROFIT SHARING
                       AND EMPLOYEES STOCK OWNERSHIP PLAN

       Schedule of Investments held for Investment Purposes at End of Year

                            Year ended March 31, 2000

                                                      Description of investment
                                                      including maturity date
            Identity of issuer, borrower,             rate of interest, collateral,                                  Current
              lessor, or similar party                par or maturity value                          Cost              Value
--------------------------------------------------  ----------------------------------------   ---------------   ----------------
*MacDermid Company Stock                                       3,242,172 shares                 $ 35,215,455         85,917,558
*Prudential MoneyMart Assets A                                20,124,518 shares                   20,124,518         20,124,518
*Prudential Equity Fund A                                        470,813 shares                    8,853,665          8,677,092
*Prudential Global Total Return Fund                               6,619 shares                       48,516             47,522
Gold Sachs Govt Income Fund A                                    204,885 shares                    2,913,165          2,788,486
*Prudential Equity Income Fund A                                  43,044 shares                      786,967            698,173
PIMCO Low Duration Fund A                                        343,265 shares                    3,411,052          3,367,428
AIM Balanced Fund A                                              123,024 shares                    3,949,219          4,246,784
Kemper Dremen Hi Return Equity Fund                              117,967 shares                    3,872,278          3,048,277
Oppenheimer Quest Value Fund A                                    35,743 shares                      715,114            655,892
*Prudential Stock Index Fund                                     278,324 shares                    8,481,862          9,259,846
Van Kampen American Value Fund A                                 144,751 shares                    3,570,093          3,766,428
*Prudential Europe Growth Fund                                    30,736 shares                      663,885            717,061
*Prudential Global Growth Fund A                                 168,509 shares                    3,991,935          4,366,057
PIMCO Total Return Fund A                                         10,488 shares                      102,869            104,460
Hercules Company Stock                                            11,499 shares                      319,840            185,422
*Participant loans                                                7.3%-10.5%                       2,848,727          2,848,727
*Prudential Insurance Co. of America                                                                      45                 45
                                                                                              ---------------   ----------------
                          Total                                                                $  99,869,205        150,819,776
                                                                                              ===============   ================
*Party-in-interest


                                       10